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                                                                    Exhibit 99.1

                                 HOLLINGER INC.
                   UPDATE ON OFFERING OF SUBSCRIPTION RECEIPTS

 ANNOUNCES NOTICE OF REDEMPTION OF 35% OF ITS OUTSTANDING SENIOR SECURED NOTES, AN OFFER FOR ANY AND ALL OF ITS OUTSTANDING SENIOR SECURED NOTES AND NOTICE OF
             REDEMPTION OF OUTSTANDING SERIES III PREFERENCE SHARES

     Toronto, Canada, May 7, 2004 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B; HLG.PR.C) is pleased to provide this update on its progress in satisfying the escrow conditions (the "Escrow Conditions") in connection with the offering and sale (the "Offering") of CDN$211 million of subscription receipts of Hollinger previously announced on April 2, 2004 and closed on April 7, 2004. It is anticipated that the Escrow Conditions will be satisfied and the gross proceeds of the Offering being held in escrow will be released on June 9, 2004 and the completion of the mandatory payments will be made on June 11, 2004.

     Hollinger provided notice today to the holders of its outstanding 11.875% senior secured notes due 2011 (the "Notes") that it has elected, pursuant to the indenture governing the Notes (the "Indenture"), to redeem 35% of the US$120 million aggregate principal amount of the Notes on June 11, 2004 at a redemption price of US$1,118.75 per US$1,000 principal amount of the portions of the Notes redeemed, plus accrued and unpaid interest on such portions to the redemption date. Completion of the partial redemption of the Notes is subject to satisfaction of the Escrow Conditions on or before June 15, 2004.

     Hollinger has also commenced an offer to purchase (the "Offer") for cash any and all of its outstanding Notes for US$1,000 per US$1,000 principal amount of Notes plus accrued and unpaid interest to the settlement date. The Offer is being made pursuant to the Indenture with respect to asset sales which may have occurred in connection with the Offering and the sale by Hollinger of a total of 275,000 shares of Class A Common Stock of Hollinger International Inc. to a third party completed in March 2004. Any Notes tendered in the Offer will not be outstanding for the purposes of the partial redemption of the Notes. The Offer is conditioned in part on satisfaction of the Escrow Conditions on or before June 15, 2004. Unless extended, the Offer will expire on June 8, 2004 with payment being made on June 11, 2004. If any of the Escrow Conditions is not satisfied, the Offer will be reduced to an offer to purchase up to US$4.675 million in principal amount of Notes and the expiration date will be extended to June 22, 2004, with payment being made on June 25, 2004. This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The Offer will be made solely by, and subject to terms and conditions set forth in, Hollinger's offering circular in respect of the Offer, which is being sent to the holders of Notes today.

     Hollinger also provided notice today to the holders of its Series III Preference Shares that, in accordance with its articles, it will redeem all of the outstanding Series III Preference Shares on June 11, 2004 at a redemption price per Series III Preference Share of CDN$10.00, plus all accrued and unpaid dividends to and including the redemption date. Completion of the
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redemption of the Series III Preference Shares is subject to satisfaction of the
Escrow Conditions on or before June 15, 2004.

     Hollinger will be holding a special meeting of the holders of its Common Shares and Series II Preference Shares on May 27, 2004 for the purpose of approving, among other things, the Offering. In this regard, Hollinger has mailed a management proxy circular to its shareholders describing the particulars of the matters to be voted on.

     Further to Hollinger's announcement on April 30, 2004, Hollinger is currently in discussions with the Ontario Securities Commission relating to the timing of filing and the basis of presentation of its 2003 annual financial statements and its first quarter 2004 interim financial statements. As a result of the delay in filing such financial statements, Hollinger has voluntarily requested that a management and insider cease trade order be issued by the securities regulatory authorities in Canada. If granted, such order will allow public shareholders of Hollinger to continue to trade in its shares while the company attempts to resolve the various accounting and audit issues which will allow it to file the required financial statements.

     Hollinger's principal asset is its approximately 72.3% voting and 29.7% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

     THIS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE SECURITIES DESCRIBED HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING (AS SUCH TERM IS DEFINED UNDER U.S. FEDERAL SECURITIES LAWS) OF THE SECURITIES TO BE MADE IN THE UNITED STATES WOULD BE MADE ONLY BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM HOLLINGER AND THAT WOULD CONTAIN DETAILED INFORMATION ABOUT HOLLINGER AND ITS MANAGEMENT AS WELL AS FINANCIAL STATEMENTS. THIS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.


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
Media contact:                     For more information, please contact:
Jim Badenhausen                    Fred A. Creasey
646-805-2006                       416-363-8721
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                              www.hollingerinc.com